Exhibit 12.1
Lowe’s Companies, Inc.
Statement re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Six Months Ended		Fiscal Years Ended
	August 3, 2018	August 4, 2017	February 2, 2018	February 3, 2017	January 29, 2016 [4]	January 30, 2015	January 31, 2014
Earnings:
Earnings Before Income Taxes	$3,315	$3,158	$5,489	$5,201	$4,419	$4,276	$3,673
Fixed Charges	434	431	870	847	720	677	623
Capitalized Interest [1]	4	3	7	8	9	9	8
Adjusted Earnings	$3,753	$3,592	$6,366	$6,056	$5,148	$4,962	$4,304

Fixed Charges:
Interest Expense [2]	$328	$330	$657	$659	$559	$525	$478
Rental Expense [3]	106	101	213	188	161	152	145
Total Fixed Charges	$434	$431	$870	$847	$720	$677	$623

Ratio of Earnings to Fixed Charges	8.6	8.3	7.3	7.2	7.1	7.3	6.9

[1]	Includes the net of subtractions for interest capitalized and additions for amortization of previously-capitalized interest.

[2]	Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

[3]	The portion of rental expense that is representative of the interest factor in these rentals.

[4]
Earnings for the fiscal year ended January 29, 2016 included a $530 million non-cash impairment charge related to the equity method investment in the Australia joint venture with Woolworths Limited. Excluding this charge from the calculation would result in a ratio of earnings to fixed charges of 7.9 for the fiscal year ended January 29, 2016.